SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                                     ALSTOM
       ------------------------------------------------------------------
                                (Name of Issuer)

                    Ordinary Shares, nominal value (euro)1.25
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    021244108
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                November 20, 2003
       ------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d - 1(b)

[X]  Rule  13d - 1(c)

[ ]  Rule 13d - 1(d)





     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

     The information required in the remainder of this cover page shall be deemed to be "filed' for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 021244108                     13G                   Page 2 of 10 Pages


     1    NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Credit Agricole S.A.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]
                                                                      (b) [ ]

     3    SEC USE ONLY

     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          France

                           5      SOLE VOTING POWER

                                  0

     NUMBER OF             6      SHARED VOTING POWER
       SHARES
    BENEFICIALLY                  51,184,828
      OWNED BY
        EACH              7       SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH                   0

                           8      SHARED DISPOSITIVE POWER

                                  51,184,828

     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          51,184,828

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A

     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.8%

     12   TYPE OF REPORTING PERSON*

          CO

CUSIP No. 021244108                     13G                   Page 3 of 10 Pages


     1    NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Credit Agricole Indosuez

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]
                                                                      (b) [ ]

     3    SEC USE ONLY

     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          France

                           5      SOLE VOTING POWER

                                  0

     NUMBER OF             6      SHARED VOTING POWER
       SHARES
    BENEFICIALLY                  31,230,664
      OWNED BY
        EACH              7       SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH                   0

                           8      SHARED DISPOSITIVE POWER

                                  31,230,664

     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,230,664

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A

     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.0%

     12   TYPE OF REPORTING PERSON*

          CO

CUSIP No. 021244108                     13G                   Page 4 of 10 Pages


Item 1(a).        Name of Issuer:

                  ALSTOM

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  25, avenue Kleber, 75116 Paris, France

Item 2(a)         Name of Person Filing:

                  Credit Agricole S.A.
                  Credit Agricole Indosuez

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Credit Agricole S.A. has its registered office at 91-93 boulevard Pasteur, 75015 Paris, France
                  Credit Agricole Indosuez has its registered office at 9, quai du President Doumer, 92920 Paris La Defense CEDEX, France

Item 2(c)         Citizenship:

                  See Item 4 of Cover Page.

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares, nominal value (euro)1.25

Item 2(e)         CUSIP Number:

                  021244108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not Applicable

Item 4.           Ownership

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

                  (a)      Amount beneficially owned: See Item 9 of Cover Pages
                  (b)      Percent of class: See Item 11 of Cover Pages
                  (c)      Number of shares as to which the person has:
                           (i)      Sole power to vote or direct the vote: See
                                    Item 5 of Cover Pages
                           (ii)     Shared power to vote or direct the vote: See
                                    Item 6 of Cover Pages
                           (iii) Sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages
                           (iv) Shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

CUSIP No. 021244108                     13G                   Page 5 of 10 Pages


Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  Not Applicable


Item 8.           Identification and Classification of Members of the Group.

                  Please see Exhibit I


Item 9:           Notice of Dissolution of Group.

                  Not Applicable


Item 10. Certifications

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 021244108                     13G                   Page 6 of 10 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 December 8, 2003


                                                 /s/ Eric Vandamme
                                                 ------------------------------
                                                 By: Eric Vandamme
                                                 Title: Head of Subsidiary and
                                                        Investments of Credit
                                                        Agricole S.A.

CUSIP No. 021244108                     13G                   Page 7 of 10 Pages


                                Table of Exhibits


Exhibit I    Identification and Classification of Members of the Group

Exhibit II Joint Filing Agreement between Credit Agricole Indosuez and Credit Agricole S.A.

CUSIP No. 021244108                     13G                   Page 8 of 10 Pages


                  Exhibit I Required by Item 8 of Schedule 13G

            Identification and Classification of Members of the Group

         Credit Agricole Indosuez is a French societe anonyme with a registered office located at 9, quai du President Doumer, 92920 Paris La Defense CEDEX, France. It is registered with the Nanterre Registry of Companies under number 304 187 701 and is 100% controlled by Credit Agricole S.A.

         Credit Agricole S.A. is a French societe anonyme with a registered office located at 91-93 boulevard Pasteur, 75015 Paris, France. It is registered with the Paris Registry of Companies under number 784 608 416 and is the lead bank of the Credit Agricole Group.

CUSIP No. 021244108                     13G                   Page 9 of 10 Pages


                                   Exhibit II

                             Joint Filing Agreement

CUSIP No. 021244108                     13G                  Page 10 of 10 Pages
                             JOINT FILING AGREEMENT
                            ------------------------
         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value (euro)1.25 per share, of ASLTOM, a French societe anonyme, and that this Agreement may be included as an Exhibit to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 8th day of December, 2003.

                                          CREDIT AGRICOLE INDOSUEZ

                                          /s/ Philippe Dore
                                          -----------------------------------
                                          Name: Philippe Dore
                                          Title: Head of Investment Portfolio
                                                 Division

                                          CREDIT AGRICOLE S.A.

                                          /s/ Eric Vandamme
                                          -----------------------------------
                                          Name: Eric Vandamme
                                          Title: Head of Subsidiary and
                                                 Investments of Credit
                                                 Agricole S.A.